UNITED STATES
	          SECURITIES AND EXCHANGE COMMISSION
	                Washington, D.C. 20549

                          Schedule 13D
	     Under the Securities Exchange Act of 1934
	                (Amendment No.  15)*

	             First Financial Fund, Inc.
                        (Name of Issuer)

                          Common Stock
                (Title of Class of Securities)

                           320228109
                        (CUSIP Number)

                    Stephen C. Miller, Esq.
                 Krassa, Madsen & Miller, LLC
                  1680 38th Street, Suite 800
                   Boulder, Colorado  80301
                        (303) 444-5483
 (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                       September 1, 2000
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 0

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 320228 10 9


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ernest Horejsi Trust No. 1B


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)


3.	SEC Use Only


4.	Source of Funds (See Instructions)  	WC  OO


5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)


6.	Citizenship or Place of Organization  	Kansas


Number of		7.	Sole Voting Power		1,795,100
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,795,100
Person With
			10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

      1,795,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)


13.	Percent of Class Represented by Amount in Row (11)

      7.29%

14.	Type of Reporting Person (See Instructions)

      OO


CUSIP No. 320228 10 9


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Lola Brown Trust No. 1B


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)


3.	SEC Use Only


4.	Source of Funds (See Instructions)  	WC  OO


5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)


6.	Citizenship or Place of Organization  	Kansas


Number of		7.	Sole Voting Power		1,922,200
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,922,200
Person With
			10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

      1,922,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)


13.	Percent of Class Represented by Amount in Row (11)

      7.81%

14. 	Type of Reporting Person (See Instructions)

      OO


CUSIP No. 320228 10 9


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Mildred B. Horejsi Trust


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)


3.	SEC Use Only


4.	Source of Funds (See Instructions)  	WC  OO


5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)


6.	Citizenship or Place of Organization  	New York


Number of		7.	Sole Voting Power		1,922,400
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,922,400
Person With
			10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

      1,922,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)


13.	Percent of Class Represented by Amount in Row (11)

      7.81%

14. 	Type of Reporting Person (See Instructions)

      OO


CUSIP No. 320228 10 9


1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi Trust No. 2


2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)


3.  SEC Use Only


4.  Source of Funds (See Instructions)  	WC  OO


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization  	Kansas


Number of		7.	Sole Voting Power		1,511,900
Shares,Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,511,900
Person With
			10.	Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

	1,511,900

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)


13.  Percent of Class Represented by Amount in Row (11)

     6.14%

14.  Type of Reporting Person (See Instructions)

     OO


CUSIP No. 320228 10 9


1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Susan L. Ciciora Trust


2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)


3.  SEC Use Only


4.  Source of Funds (See Instructions)  	WC  OO


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization  	South Dakota


Number of		7.	Sole Voting Power		100
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	100
Person With
			10.	Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

	100

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)


13.  Percent of Class Represented by Amount in Row (11)

     0.00041%

14.  Type of Reporting Person (See Instructions)

     OO


CUSIP No. 320228 10 9


1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

John S. Horejsi Trust


2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)


3.  SEC Use Only


4.  Source of Funds (See Instructions)  	WC  OO


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization  	South Dakota


Number of		7.	Sole Voting Power		100
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	100
Person With
			10.	Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

	100

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)


13.  Percent of Class Represented by Amount in Row (11)

     0.00041%

14.  Type of Reporting Person (See Instructions)

     OO


CUSIP No. 320228 10 9


1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Badlands Trust Company


2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)


3.  SEC Use Only


4.  Source of Funds (See Instructions)  	WC  OO


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization  	South Dakota


Number of		7.	Sole Voting Power		       0
Shares Bene-
ficially 		8.	Shared Voting Power		200
Owned by Each
Reporting		9.	Sole Dispositive Power	       0
Person With
			10.	Shared Dispositive Power	200

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

	200

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)


13.  Percent of Class Represented by Amount in Row (11)

     0%

14.  Type of Reporting Person (See Instructions)

     OO


CUSIP No. 320228 10 9


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)


3.	SEC Use Only


4.	Source of Funds (See Instructions)  	Not applicable


5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)


6.	Citizenship or Place of Organization  	United States


Number of		7.	Sole Voting Power	           0
Shares Bene-
ficially 		8.	Shared Voting Power	     0
Owned by Each
Reporting		9.	Sole Dispositive Power	     0
Person With
			10.	Shared Dispositive Power     0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

      0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)  X


13.	Percent of Class Represented by Amount in Row (11)

      0%

14.	Type of Reporting Person (See Instructions)

      IN


Amendment No. 15 to Statement on Schedule 13D

This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of First Financial Fund, Inc., a Maryland corporation (the "Company"). Items 3, 4 and 5 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), the Lola Brown Trust No. 1B (the "Brown Trust"), the Mildred B. Horejsi Trust (the "Mildred Trust"), the Stewart R. Horejsi Trust No. 2 (the "Stewart Trust"), the John S. Horejsi Trust (the "John Trust"), and the Susan L. Ciciora Trust (the "Susan Trust") as the direct beneficial owner of Shares, and Stewart
R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.



Item 3.	Source and Amount of Funds or Other Consideration.

	No change except for the addition of the following:

The total amount of funds required by the Stewart Trust to purchase the Shares as reported in Item 5(c) was $2,770,212.90. Such funds were provided by the Stewart Trust's cash on hand and from intertrust advances from affiliated trusts under the Cash Management Agreement.


Item 4.	Purpose of Transaction.

	No change except for the addition of the following:

	The Stewart Trust acquired the Shares described in Item 5(c) of this statement in order to increase its equity interest in the
Company.    Depending upon their evaluation of the Company's
investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.


Item 5.             Interest in Securities of the Issuer.

	No change except for the addition of the following:

     (a)	The Trust is the direct beneficial owner of 1,795,100
Shares, or approximately 7.29% of the 24,628,781 Shares outstanding as of May 1, 2000, according to information contained in the Company's Annual Report for the period ending March 30, 2000 (the "Outstanding Shares"). The Brown Trust is the direct beneficial owner of 1,922,200 Shares, or approximately 7.81% of the Outstanding Shares. The Mildred Trust is the direct beneficial owner of 1,922,400 Shares, or approximately 7.81% of the Outstanding Shares. The Stewart Trust is the direct beneficial owner of 1,511,900
Shares, or approximately 6.14% of the Outstanding Shares. The Susan Trust is the direct beneficial owner of 100 Shares, or approximately 0.00041% of the Outstanding Shares. The John Trust is the direct beneficial owner of 100 Shares, or approximately 0.00041% of the Outstanding Shares.

	By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trust, the Brown Trust, the Mildred Trust, the Stewart Trust, the Susan Trust, and the John Trust. Mr. Horejsi disclaims all such beneficial ownership.

     (c) The table below sets forth purchases of the Shares by the Stewart Trust since August 4, 2000. Such purchases were effected by the Stewart Trust on the New York Stock Exchange.



Date           Amount of Shares       Approximate Price
                                          Per Share
                                 (exclusive of commissions)

08/04/00           13900                   $8.6250
08/04/00            5000                   $8.5625
08/07/00           10000                   $8.8750
08/07/00            3900                   $8.8125
08/07/00            3900                   $8.7500
08/07/00            3000                   $8.6875
08/08/00            4900                   $8.8750
08/10/00           15900                   $8.7500
08/10/00           14100                   $8.7500
08/10/00            1500                   $8.7500
08/14/00           15000                   $8.9375
08/14/00           15000                   $8.8750
08/14/00            6000                   $8.8125
08/14/00            3000                   $8.7500
08/14/00            2000                   $8.7500
08/15/00            5200                   $8.8750
08/16/00           10000                   $8.9375
08/16/00             700                   $8.8750
08/17/00           14100                   $9.0000
08/18/00           10100                   $9.1250
08/18/00           10000                   $9.0625
08/18/00           10000                   $9.0000
08/18/00            2000                   $8.9375
08/18/00            1700                   $9.0000
08/21/00           11600                   $9.1250
08/25/00           20000                   $9.1875
08/28/00           15000                   $9.2500
08/28/00            3000                   $9.1875
08/28/00            2000                   $9.1875
08/29/00            5000                   $9.1875
08/29/00            1400                   $9.1875
09/01/00           12000                   $9.0625
09/05/00           10000                   $9.1250
09/05/00           10000                   $9.1250
09/05/00            5000                   $9.2500
09/05/00            5000                   $9.1250
09/05/00            3200                   $9.2500
09/05/00            2400                   $9.2500
09/05/00            2000                   $9.1250
09/05/00            1200                   $9.1875
09/07/00            7500                   $9.3125
09/07/00            5600                   $9.3125
09/07/00            5000                   $9.3125



                           Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2000


/s/ Stewart R. Horejsi

Stewart R. Horejsi



/s/ Stephen C. Miller
Stephen C. Miller, as Vice
President of Badlands Trust
Company, trustee of the Ernest
Horejsi Trust No. 1B, the Lola
Brown Trust No. 1B, the Mildred B.
Horejsi Trust, the Stewart R.
Horejsi Trust No. 2, the Susan L.
Ciciora Trust, and the John S.
Horejsi Trust.